SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

August 27, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd. (“Credicorp” or the “Company”), in its session today, August 27, 2020, has unanimously decided the following:

1.	To call a Special General Meeting of Shareholders to be held entirely virtually on October 16, 2020 (hereinafter, the “SGM”), at 9:00 a.m. (Peruvian time).

2.	The shareholders with the right to participate and vote in the SGM will be those who are registered as shareholders of the Company as of September 8, 2020 (the “record date”).

3.	To set as the sole agenda item, to be submitted to the SGM for consideration and approval, the appointment of Mr. Leslie Pierce Diez Canseco as a candidate for the ninth director of the Company to complete the number of members of the Board for the 2020-2023 period, in accordance with the modification of the Bye-laws approved at the Annual General Meeting of Shareholders held on June 5, 2020.

Shareholders will be duly informed of the means to be used, as well as the information related to the matter to be discussed in the SGM, in the Notice of Special General Meeting of Shareholders that will be distributed in accordance with the Company's Bye-laws.

Sincerely,

Credicorp Ltd.

/s/ Miriam Böttger

Authorized Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative